

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2021

Dennis M. O'Leary
Chief Executive Officer, President, and Chief Financial Officer
DarkPulse, Inc.
1345 Avenue of the Americas
2nd Floor
New York, NY 10105

> **Re: DarkPulse, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 12, 2021**
> **File No. 333-257826**

Dear Mr. O'Leary:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed July 12, 2021

General

1. Your Form 8-K filed on May 5, 2021, does not appear to have been timely filed, given that it relates to events that occurred on April 26, 2021. Accordingly, it does not appear that you meet the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3. Please explain why you believe you are eligible to file on Form S-3, or amend your registration statement on an appropriate form.

<u>Exhibits</u>

2.   We note that the legal opinion filed as Exhibit 5.1 is limited to the laws of the State of Delaware, while the indenture and the debt securities will be governed by the laws of the State of New York, according to Section 113 of the form of indenture filed as Exhibit 4.1. Please have counsel revise its legal opinion to opine on the laws of the State of New York with respect to the debt securities. For guidance, see Section II.B.1(e) of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings).

3.   In addition, we refer to the following assumption made by counsel in the opinion: "We are attorneys licensed to practice in the States of New York and New Jersey and our opinions herein assume the laws of the State of Delaware as applied here are the same as in those jurisdictions." Such an assumption appears inappropriate, in that it seems to exclude or pre-empt the law of the relevant jurisdiction. Please have counsel provide us with an analysis of how this assumption is appropriate or revise its opinion to remove it. For guidance, see Section II.B.3(c) of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott E. Linsky